Exhibit (b)(1)

[GRAPHIC OMITTED]

COMMITMENT LETTER

April 22, 2004

Designer Apparel Holding Company
c/o Crescent Capital Investments, Inc.
75 14th Street, 24th Floor
Atlanta, Georgia 30309
Attention: David P. Crosland

Dear Mr. Crosland:

In connection with the proposed merger of your wholly-owned subsidiary, DAH Merger Corporation (“Acquisition Co”), with and into Loehmann’s Holdings Inc. (“Holdings”) (the “Acquisition”), it is our pleasure to deliver this commitment letter (the “Commitment Letter”) to you to provide funds to finance the Acquisition and to provide working capital loans thereafter.  The structure to be used will involve the funding of an independent special purpose company (the “SPV”) that will in turn enter into a sale and leaseback type transaction with Loehmann’s Operating Co. (“Opco”) for part of the facility and will fund a commodities purchase and resale arrangement with Opco that will provide working capital to Opco for the remainder of the facility. The Lenders (as defined below) understand that it is your intention that the transactions contemplated hereunder be completed in a manner that is consistent with Shari’ah principles and precedent.

In connection therewith, The CIT Group/Business Credit, Inc. (“CIT’) is pleased to inform you that it has agreed, and hereby agrees, to provide to the SPV a secured committed revolving line of credit facility in the amount of $50,000,000,  Silver Point Finance, LLC (together with one or more of its affiliates or other lenders reasonably acceptable to CIT designated by it “Silver Point” or the “Term Loan Lender”) is pleased to inform you that it has agreed to provide, and hereby agrees, that it or one of its affiliates will provide, to the SPV a secured committed term loan facility in the amount of $75,000,000, and The CIT Group/Commercial Services, Inc. (“CIT Commercial”) has agreed, and hereby agrees, to provide to Opco a committed vendor line of credit facility in the amount of $12,000,000.  CIT, the Term Loan Lender and CIT Commercial are referred to collectively as the “Lenders”.  The obligations of the Lenders hereunder shall be several and not joint and each Lender’s several commitment is conditioned upon the concurrent consummation of all of the transactions contemplated under this Commitment Letter upon the terms and subject to the conditions set forth herein.

Revolving Line of Credit

1.                                       A revolving line of credit facility (the “Revolving Line of Credit”) will be made available to the SPV by CIT and will be evidenced by a financing agreement (“ Revolving Credit Agreement”), providing for revolving advances (“Revolving Loans”) up to the lesser of (a) $50 million or (b) the sum of (herein the “Borrowing Base”): (i) ninety percent (90%) of eligible credit card receivables of Opco plus (ii) the lesser of (x) seventy-five percent (75%) of the cost value of eligible inventory or (y) eighty-five percent (85%) of the appraised net orderly liquidation value of eligible inventory of Opco done on a “going out of business” basis (including eligible in-transit inventory covered by documentary letters of credit). The Borrowing Base will be subject to an availability reserve equal to 10% of the Revolving Loans and letters of credit outstanding. After giving effect to all Revolving Loans and Letters of Credit to be extended at closing, and to required availability reserves, the SPV’s excess Revolving Loan availability will, at the closing be at least $10 million. Such requirement contemplates that all of the debts, obligations and payables of Opco are then current in accordance with its usual business

The SPV shall prepay the Revolving Loan upon the receipt of cash proceeds outside the ordinary course of business from (i) sales or other dispositions of Accounts Receivable and Inventory, (ii) insurance proceeds (subject to reinvestment rights to be negotiated with respect to casualty events) and (iii) the full amount of the tax refund anticipated by Opco to be received on or before April 1, 2005 (the “Current Known Tax Refund”).  No prepayments under this paragraph shall reduce the commitment of CIT in respect of the Revolving Loans and thus all such prepayments will be available to be reborrowed subject to the terms and conditions applicable to any Revolving Loans.

Term Loan

2.                                       A term loan in the amount of $75,000,000 (the “Term Loan”) will be made available to the SPV by the Term Loan Lender and will be evidenced by a financing agreement (the” Term Loan Agreement”). The Term Loan will be amortized in equal quarterly installments of $1.25 million commencing on the first quarterly payment date following the closing of the Term Loan.

In addition to the amortization schedule, the SPV shall prepay the Term Loan ninety (90) days after each fiscal year end by an amount equal to fifty percent (50%) (or 100% for any fiscal year in which Opco fails to meet the New Store Development Test (as hereinafter defined) of the Excess Cash Flow (as defined below)) of Opco and its subsidiaries if, after giving effect to any prepayment, an amount not less than such amount as agreed upon among, Opco, CIT and the Term Loan Lender remains available to be borrowed under the Borrowing Base as Revolving Loans (the amount available being the “Required Amount”).  Excess Cash Flow means, for any fiscal year, EBITDA plus any cash received during such fiscal year in respect of the Current Known Tax Refund minus (i) capital expenditures, (ii) cash interest, (iii) cash taxes, (iv) principal payments of Term Debt and (v) if permitted, dividends and other distributions.

In addition, if, after giving effect to any prepayment, (i) Opco has an amount not less than Required Amount and (ii) no default or event of default exists, with respect to the Revolving Loans then the SPV shall prepay the Term Loan (subject to baskets and exceptions to be agreed upon) upon the receipt of other cash proceeds outside the ordinary course of business including upon the issuance of indebtedness, non-ordinary course sales or other dispositions of assets , tax refunds , proceeds of judgments and other extraordinary receipts but excluding prepayments required to be applied to the Revolving Loan under the second paragraph of Section 1 above.  All prepayments will be applied to the scheduled repayment installments of the Term Loan in the inverse order of maturity thereof. If Opco either (i) does not have available at least the Required Amount or (ii) a default or event of default with respect to the Revolving Loan exists, then Opco shall instead make the required mandatory prepayments set forth in this paragraph to CIT for credit to the Revolving Loans and CIT shall establish a reserve in that amount from the Borrowing Base.

If Opco has proceeds from the sale of additional equity then the first $2.5 million of such proceeds may be kept by Opco for use in the business and the excess of any additional equity receipts over $2.5 million shall be split with 50% of such excess equity receipts being kept by Opco and 50% being applied to prepay the Term Loan, provided, however, that if  Opco either (i) does not have available at least the Required Amount or (ii) a default or event of default with respect to the Revolving Loan exists, then the amount that would otherwise have been applied to prepay the Term Loan shall be applied to prepay the Revolving Loan and CIT shall establish a reserve in that amount from the Borrowing Base.

Vendor Line of Credit

3.                                       A vendor line of credit facility in the amount of $12,000,000 (the” Vendor Line of Credit”) will be made available to Opco by CIT Commercial. The Vendor Line of Credit shall provide Opco with up to 45-day terms on accounts receivable that are factored by CIT Commercial on behalf of vendors of Opco.

Letter of Credit Subline

4.                                       Within the Revolving Line of Credit, CIT will use its reasonable commercial efforts to assist Opco in opening letters of credit in an aggregate amount available to be drawn not in excess of $15,000,000 for the importation of inventory and standby letters of credit for business purposes unrelated to the purchase of inventory. All letters of credit shall be reserved from availability.

Term

5.                                       The Revolving Line of Credit shall have an initial term of 3 years (the “Initial Term”) and will have automatic annual renewals thereafter, unless terminated by CIT  as of the end of the initial term or as of the end of any annual renewal period upon 60 days written notice prior to such date of termination.  The Vendor Line of Credit will have an initial term of 1 year.  The Term Loan will have a term of three years.

Interest Rates and Fees

6.                                       Interest on all outstanding Revolving Loans will be computed and payable at a rate equivalent to (x) the Chase Bank Rate per annum or (y) Libor plus (i) during the period ending at the end of the second full fiscal quarter occurring after the closing date, a margin of two and one half percent (2.50%) per annum and (ii) during each fiscal quarter thereafter, a variable margin ranging from two percent (2%) to three percent (3%) based on the Fixed Charge Coverage Ratio of Opco for the most recently ended fiscal quarter.

The Chase Bank Rate is the rate of interest per annum announced by JPMorgan Chase Bank from time to time as its prime rate in effect at its principal office in the City of New York. Such rate is not intended to be the lowest rate charged by JPMorgan Chase Bank to its borrowers.

The SPV may elect to use Libor provided that the SPV gives CIT two business days prior notice of such election.  Upon the election by the SPV of a Libor option, the SPV shall (i) specify a  one, two or three month Libor period.  In no event may the SPV have more than seven (7) Libor elections at any one time. Interest on outstanding Revolving Loans shall  be payable monthly in arrears.  Collections will be credited to the SPV’s account on the date one business day after the date of CIT’s receipt of good funds at its bank account in New York, New York.  If CIT has accelerated the Revolving Loan, however, interest on all Revolving Loans will be at the Chase Bank Rate.

7.                                       Interest on the Term Loan will be computed and payable monthly at a rate equal to 11% per annum provided that if at the beginning of any month the one month Libor plus a margin of 9% exceeds 11% then such one month Libor plus 9% shall apply for such month.

8.                                       There will be no interest on the Vendor Line of Credit but the Vendor Line of Credit will be subject to CIT Commercial’s standard terms and conditions contained in the existing documents.

9.                                       In addition to passing along all charges imposed on CIT by the letter of credit issuing bank, CIT shall earn a fee equal to 1.50% per annum, payable monthly, on the amount available under each outstanding letter of credit.

10.                                 A Line of Credit Fee of 0.25% per annum computed on the amount by which the (i) the Revolving Line of Credit exceeds the sum of (i) the average daily Revolving Loan balance due to CIT plus (ii) the average daily balance of outstanding letters of credit, shall be payable by the SPV to CIT at the end of each month.

11.                                 An Administrative Management Fee of $50,000 per year shall be payable by the SPV  to CIT on the date of closing and annually thereafter.

12.                                 A 1% Loan Facility Fee on the maximum $50 million commitment in respect of the Revolving Line of Credit and the $12 million commitment in respect of the Vendor Line of Credit shall be payable to CIT at closing.

13.                                 A Term Loan Closing Fee of  2.5 % in respect of the $75 million commitment shall be payable to the Term Loan Lender at closing and an Annual Fee of 1% of the amount outstanding under the Term Loan on each subsequent anniversary date of the closing shall be payable to the Term Loan Lender annually thereafter.  The Annual Fee shall be prorated to the  date of termination or prepayment in full of the Term Loan.

14.                                 The SPV may terminate the Revolving Credit Agreement at any time. However, should the SPV terminate the Revolving Credit Agreement prior to the termination of the Initial Term, CIT shall earn an Early Termination Fee determined by multiplying the maximum commitment in respect of the  Revolving Line of Credit by (i) two percent (2%) if the Revolving Credit Agreement is terminated on or prior to one (1) year after closing, (ii) one percent (1%) if the Revolving Credit Agreement is terminated after one (1) year from closing but prior to two (2) years after closing and (iii) one-half percent (0.50%) if the Revolving Credit Agreement is terminated after two (2) years from closing but prior to three (3) years after closing.  There shall be no early termination fees in respect of the Vendor Line of Credit.

15.                                 The SPV may prepay the Term Loan in whole or in part at any time or from time to time prior to maturity by paying, in addition to the principal amount of the Term Loan so prepaid, all accrued and unpaid interest thereon through the date of prepayment plus an economic make whole on the principal amount so prepaid.  The SPV will be required to make mandatory prepayments of the Term Loan in accordance with section 2 above; provided, however, that (a) no economic make whole payment or other premiums shall be payable in connection with Excess Cash Flow prepayments, (b) no economic make whole payment or other premiums shall be payable in connection with mandatory prepayments (other than IPO Proceeds as set forth below), (c) no economic make whole payment or other premiums shall be payable in connection with voluntary prepayments to the extent applied to Term Loan amounts in excess of $50,000,000, and (d) if there are proceeds being applied from the consummation of an initial public offering (“IPO Proceeds”) (i) there would be a prepayment premium of 3% of the amounts prepaid to the extent applied to Term Loan amounts in excess of $37,500,000, and (ii) an economic make whole payment shall be payable on account of the balance of IPO Proceeds applied to the Term Loan.  The economic make whole will be calculated by (a) determining the amounts of interest that would be paid on each scheduled interest payment date after the redemption date), and (2) discounting such amounts to present value on the redemption date at a rate equal to the yield of a treasury note having a duration that most closely approximates the remaining term of the Term Loan.

Collateral

16.                                 To secure the obligations due to CIT by the SPV (i) the SPV will grant to CIT, and CIT will have, a perfected, first priority and exclusive (other than the Term Loan Lender) lien on all of the SPV’s present and future accounts receivable, inventory, trademarks, patents, general intangibles (including payment intangibles and all of the SPV’s rights against Holdings, Opco and their respective subsidiaries), instruments, documents, chattel paper, equipment, real estate (whether owned or leased), and the proceeds of each of the foregoing; and (ii) the SPV’s shareholders will pledge to CIT their shares in the SPV.

To secure the obligations due to the Term Loan Lender by the SPV (i) the SPV will grant to the Term Loan Lender, and the Term Loan Lender will have, a perfected, second priority and exclusive (other than CIT to secure the Revolving Credit Facility) lien on all of the SPV’s present and future accounts receivable, inventory, trademarks, patents, general intangibles (including payment intangibles and all of the SPV’s rights against Holdings, Opco and their respective subsidiaries), instruments, documents, chattel paper, equipment, real estate (whether owned or leased), and the proceeds of each of the foregoing; and (ii) the SPV’s shareholders will pledge to the Term Loan Lender their shares in the SPV.

To secure the obligations due to the SPV by Opco, Holdings and each of its direct and indirect subsidiaries (other than Opco) will guarantee all such obligations and Opco, Holdings and each of its respective direct and indirect subsidiaries will grant to CIT, as collateral agent for the SPV, (i) a perfected, first priority and exclusive lien (subject to customary permitted liens) on all of their present and future accounts receivable, inventory, trademarks, patents, general intangibles (including payment intangibles), instruments, documents, chattel paper, equipment, real estate (whether owned or leased), the issued and outstanding stock of any subsidiaries and the proceeds of each of the foregoing and (ii) a pledge of all shares or other equity interests in all of its direct or indirect subsidiaries, excluding management shares or stock options.

Covenants

17.                                 The documentation for the three credit facilities will contain such warranties, representations, affirmative and negative covenants (including financial and collateral reporting) and events of default related to the SPV and Opco as are customary for financing transactions of the types contemplated in this Commitment Letter. The SPV will provide to the Lenders, among other things, with respect to Holdings unaudited monthly interim financial statements within 30 days after the end of each month and audited year-end statements within 90 days after the end of each fiscal year. Such year end statements must be certified by an independent public accountant mutually acceptable to the SPV and the Lenders.

The financial covenants shall be the following:

a.  The maintenance by Holdings of a minimum Adjusted EBITDA  set forth in the table below for the periods set forth below.  Adjusted EBITDA means EBITDA calculated in accordance with GAAP plus transaction costs, plus expenses from employee options, plus similar one-time expenses associated with the Acquisition and/or transactions contemplated herewith.

Period	CIT and Term Loan Lender	CIT Commercial
Three months ending 10/31/2004	$9,665,000	$10,310,000
Six months ending 1/31/2005	$14,250,000	$15,000,000
Nine months ending 4/30/2005	$24,500,000	$25,500,000
For each twelve month period ending on the dates below:
7/31/2005	$27,000,000	$28,000,000
10/31/2005	$28,780,000	$30,050,000
1/31/2006	$29,749,000	$31,062,000
4/30/2006	$30,554,000	$31,902,000
7/31/2006	$31,393,000	$32,778,000
10/31/2006	$32,450,000	$33,882,000
1/31/2007	$33,459,000	$34,935,000
4/30/2007	$34,218,000	$35,728,000
7/31/2007	$35,011,000	$36,555,000

b. The maintenance by Holdings of a Fixed Charge Ratio of not less than 1.0 to 1 for the three months ending 10/31/2004, the six months ending 1/31/2005, for the nine months ending 4/30/2005 and for each rolling 12 month period ending at the end of each fiscal quarter thereafter, such covenant to be the same for CIT, the Term Loan Lender and CIT Commercial.

c. Capital expenditures of Holdings not to exceed amounts set forth in the table below:

CIT, the Term Loan Lender and CIT Commercial
1/31/2005 (6 Months)	$4,980,000
Fiscal Year ending 1/31/2006	$12,000,000
Fiscal Year ending 1/31/2007	$10,440,000
7/31/2007 (6 Months)	$5,220,000

d. The maintenance by Holdings of a maximum ratio of Total Senior Debt (net of Opco cash and approved subordinated debt) to trailing Adjusted EBITDA set forth in the table below for the trailing twelve months periods ending on the dates set forth below:

Quarters Ended	CIT and Term Loan Lender	CIT Commercial

10/31/2004	3.7	3.5
1/31/2005	3.6	3.4

4/30/2005	3.1	3.0
7/31/2005	2.8	2.6
10/31/2005	2.6	2.5
1/31/2006	2.5	2.4

4/30/2006	2.5	2.4
7/31/2006	2.2	2.1
10/31/2006	2.0	1.9
1/31/2007	1.9	1.9

4/30/2007	1.8	1.8
7/31/2007	1.5	1.5

e. A separate financial covenant, set at a level significantly closer to Holdings’ projected operating performance, must be met by Holdings in order for Holdings to make lease commitments or capital expenditures in respect of new store developments (the “New Store Development Test”).  Lenders currently contemplate that Holdings and its subsidiaries will be required to maintain at least $25 million of Adjusted EBITDA tested (i) on a trailing 12 month basis, and (ii) on a trailing 3 month annualized basis (with the annualization to be seasonally adjusted based on a formulation to be mutually agreed upon), in order to comply with the New Store Development Test.

Out of Pocket Expenses

18.                                 You and Crescent Capital Investments, Inc. (the “Equity Sponsor”) agree jointly and severally to reimburse the Lenders (whether or not this transaction is consummated) for all of Lenders’ reasonable out-of-pocket costs and expenses (including reasonable fees and expenses of outside legal counsel and travel, lodging and similar expenses of Lenders’ personnel in inspecting and monitoring collateral) incurred in connection with the documentation of the transactions contemplated hereunder, including, but not limited to, those incurred by the Lenders in connection with the preparation and execution of the documentation for the financing transactions contemplated in this Commitment Letter, the perfection of liens and security interests, and the closing of such financing transactions.

Conditions of Closing

19.                                 The foregoing commitment is subject to the following conditions of closing:

(a) the execution and/or delivery of appropriate legal documentation (including intercreditor arrangements) which must be in form and substance reasonably satisfactory to the SPV and each Lender and their respective counsels, including without limitation appropriate legal documentation respecting the Acquisition, the formation and governing documents of the

SPV, the transactions between CIT, the Term Loan Lender and the SPV, and the transactions between the SPV and Opco;

(b) the absence of any material adverse change in the financial condition, business, prospects, assets or operations of Opco and its subsidiaries;

(c) Opco shall have received a minimum of  $75 million in cash as equity and a minimum of an additional $10 million in equity or subordinated debt, which is subordinated to the Lenders on terms acceptable to the Lenders;

(d) customary opinions of counsel;

(e)  completion to the reasonable satisfaction of each Lender of legal diligence; provided, however, that if no Lender has notified you on or before May 31, 2004 (assuming that requested diligence materials are supplied to the Lenders in a timely fashion) that the results of its legal diligence are unsatisfactory the legal diligence shall be deemed to be a satisfied condition;

(f) the establishment and maintenance of a satisfactory system of lockbox and bank accounts for the collection of accounts and the proceeds of collateral; and

(g)  the total senior debt (net of Opco cash) at closing shall not exceed 3.7x Adjusted EBITDA for the 12 month period ending as of June 30, 2004 (or as of such earlier date as Holdings’ monthly financial reports are available on the closing date).

Confidentiality

20.                                 This letter and the financing arrangements described herein are delivered with the understanding that neither this letter nor the substance of said proposed financing arrangements shall be disclosed by you or the Equity Sponsor to anybody outside their respective organizations, except (i) disclosure to those professional advisors who are in a confidential relationship with you and the Equity Sponsor and require knowledge thereof to perform their duties (such as legal counsel, accountants and financial advisers), (ii) disclosure to Holdings, Opco and their respective shareholders, directors, officers and professional advisors who are in a confidential relationship with Holdings and Opco and require knowledge thereof to perform their duties, and (iii) disclosure when required by law.

Indemnitv

21.                                 You and the Equity Sponsor agree jointly and severally to indemnify and hold harmless CIT, the Term Loan Lender, CIT Commercial and each of their respective affiliates, officers, directors, employees, agents and advisors (each, an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees and expenses of counsel) that may be incurred by any Indemnified Party, in each case arising out of or in connection with this Commitment Letter or any of the transactions contemplated hereby, except to the extent that any such claim, damage, loss, liability or expense is the result of the gross negligence or willful misconduct of such Indemnified Party.

Governing Law

22.                                 This Commitment Letter and all transactions contemplated hereby shall be governed by the internal laws of the State of New York.

Expense Deposit

23.                                 CIT acknowledges that it has received  an expense deposit in the amount of $250,000 (the “Expense Deposit”), as a deposit to be applied to the expenses incurred by the Lenders hereunder. Additions to the Expense Deposit may be required if the expenses incurred by the Lenders exceed 80% of the Expense Deposit. The Expense Deposit less any reasonable expenses the Lenders may incur in connection herewith will be returned to the SPV if the Lenders and the SPV fail to close and fund the financing transaction contemplated hereunder. If a financing arrangement is consummated, CIT will credit any remaining balance of such Expense Deposit (less any reasonable expenses the Lenders may incur in connection herewith) against the Loan Facility Fee and the Term Loan Closing Fee and any reasonable out-of pocket costs of the Lenders due at closing.

Jury Trial Waiver

We each hereby expressly waive any right to trial by jury of any claim, action or cause of action arising under this letter, any transaction related hereto, or any other instrument, document or agreement executed or delivered in connection herewith, whether sounding in contract, tort or otherwise.

This letter (a) embodies the entire agreement and understanding between the parties hereto with respect to the subject matter of this letter and supersedes all prior agreements, commitments, arrangements, negotiations or understandings, whether oral or written, of the parties with respect thereto, and (b) can be changed only by a writing signed by each of the parties hereto and shall bind and benefit each of such parties and their respective successors and assigns.

If the foregoing is acceptable to you, please so indicate by signing and returning to us the enclosed copy of this Commitment Letter together with your check or wire transfer to CIT for a non-refundable fee in the amount of $250,000 (the “Revolving Credit Commitment Fee”) and to the Term Loan Lender for a non-refundable fee in the amount of $937,500 (the “Term Loan Commitment Fee” and together with the Revolving Credit Commitment Fee, the “Commitment Fees”) not later than the close of business on April 26, 2004 prior to which time this offer will be irrevocable.  If this letter is not accepted by you and the required Commitment Fees paid as herein provided, this commitment shall expire at the close of business on such date. If accepted, the obligations of the Lenders hereunder will expire at the close of business on September 30, 2004 unless the financing transaction has been closed..  If the closing of the Acquisition occurs after July 31, 2004 but on or prior to September 30, 2004 CIT will be entitled to update its field audit and inventory appraisal if necessary to ensure that such items are not more than ninety (90) days old.  Lenders will retain the Commitment Fees regardless of whether the financing contemplated hereunder is consummated except that 50% of the Commitment Fees shall be refunded to you in the event that the Lenders decide not to provide you with the financing contemplated hereunder as a result of a material adverse change as provided herein.  The

Commitment Fees shall be credited against CIT’s Loan Facility Fee and the Term Loan Lender’s Term Loan Closing Fee at the closing of the financing hereunder.  Upon our receipt from you of an executed copy of this letter together with a check or wire transfer for the Commitment Fees, we will sign below to confirm our acceptance and return a fully executed copy to you. We welcome the opportunity to work with you on this transaction and we hope to hear from you soon. Should you have any questions or comments, please feel free to contact us at anytime.

Very truly yours,

THE CIT GROUP/BUSINESS CREDIT, INC.

By:	/s/ William Kearny
Title: Vice President

SILVER POINT FINANCE, LLC

By:	/s/ Edward A. Mule
Title:

THE CIT GROUP/COMMERCIAL SERVICES, INC.

By:	/s/ David L. Bram
Title:

Read and Agreed to this 22 day of April, 2004;

(Name of Borrower)

By:	/s/ David P. Crosland
Title: President

Solely with respect to its obligations under the Confidentiality, Out of Pocket Expenses, Jury Trial Waiver, Choice of Law and Indemnity sections, all of which obligations shall terminate upon the signing of the Revolving Credit Agreement and the Term Loan Agreement:

Crescent Capital Investments, Inc.

By:	/s/ David P. Crosland
Title: President

Timely acceptance and receipt of the Commitment Fees is hereby acknowledged:

THE CIT GROUP/BUSINESS CREDIT, INC.

By:	/s/ William Kearny
Title:

SILVER POINT FINANCE, LLC

By:	/s/ Jeffrey A. Gelsand
Title: Authorized Signatory

THE CIT GROUP/COMMERCIAL SERVICES, INC.

By:	/s/ David L. Bram
Title: Executive Vice President